Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	TUESDAY, JUNE 4 2013

Performance Statistics

On-Time Experience

American	Mon		MTD	Target
D-0	64.9		56.8	61.7
A+14	92.1	**	81.0	79.8

Eagle
D-0	49.0		46.0	67.0
A+14 DOT	65.0		56.3	77.5

** American scored a perfect day yesterday with zero cancellations, completing 100 percent of its 1,938 scheduled departures.

Every Bag Counts

American	Mon	MTD*	DOT Standard
	2.67	3.62	2.50

* DOT claims per 1000 customers

Announcements

» New Survey on Arrivals: Tell Us What You Think!

Earlier this year we began publishing Arrivals, a weekly joint merger newsletter for American and US Airways team members. Now, we’d like to know how many of you are seeing Arrivals, what you think about it, and how we can make it better and more accessible for everyone. Share your thoughts by taking the brief Arrivals survey!

» Preventing Slips, Trips and Falls

Each year, the month of June, National Safety Month, provides the opportunity to reflect and renew our commitment to safety in our homes and workplaces. Captain Billy Nolen, Managing Director – Employee Safety and Regulatory Affairs, invites you to take full advantage of this campaign by practicing caution, by keeping safety awareness in mind at all times and by sharing safety tips with those around you. Read this week’s message about preventing slips, trips and falls, on classic Jetnet’s Employee Safety page.

» Complete Web Courses in Training Site by June 5 for New Learning Tool Launch

If you haven’t already, please complete any in-progress web-based courses you may have started in Training Site by 5 p.m. CDT, June 5. As part of our transition to a new learning system, we’ll transfer your certifications and completed compliance training to the Online Learning Center as required, as well as other training you’ve accomplished within the past five years. We’ll archive the rest. If you’re unable to complete a Training Site web course by June 5, you’ll be able to restart the training from the beginning in Online Learning Center when it launches on June 10. Before the launch, you can access learning modules about the new learning tool on Training Site, keyword “SABA.” Find out more on new Jetnet.

Samsung Galaxy Tablets and Bose Headsets Expand to More Markets

Continuing our efforts to improve the customer experience, American has expanded the markets offering Samsung Galaxy tablets and Bose headsets. The tablets and headsets are now offered for First Class customers on Boeing 737-800 flights between Boston and Los Angeles, and between New York JFK and both San Diego and Seattle. The offerings will expand to additional markets in the coming months.

» CRBERG Celebrates Caribbean American Heritage Month

The United States is linked to the Caribbean by its geography, as well as a shared past, and common aspirations. During national Caribbean American Heritage Month, the Caribbean Employee Resource Group (CRBERG) pays tribute to the diverse cultures and immeasurable contributions of all Americans who trace their heritage to the Caribbean.

AMR in the News

From Tulsa World

Flagship Detroit DC-3 Gets American Airlines Refurbishment

It was in the mid-1930s that American Airlines and its DC-3 began showing the world that flying commercial passengers could be a viable industry. Jim Gentry, an American mechanic in Tulsa, is among those who volunteered his nights and weekends during the last month to perform work on the Flagship Detroit at Tulsa International Airport. “This is the oldest flying DC-3 in the world,” he said Thursday at an American maintenance hangar housing the gleaming plane. “It’s really something to work on.” The Flagship Detroit, one of American’s earliest DC-3s, was built in 1937. The Flagship Detroit has been flying continuously since 1937, when American took delivery of the once next-generation aircraft. The DC-3 made American a player in the aviation industry when commercial flying wasn’t economically feasible.

Industry News

From TheStreet

Delta Invades United Hub with Newark-Paris Service

Delta apparently isn’t content to stay on its side of the Hudson. Delta on Saturday began Newark-Paris Charles DeGaulle service, aboard a Boeing 767-300ER. In general, airlines avoid one another’s hubs, although Newark is a special case because it is not only a hub for United but also a leading international gateway airport. With the Paris flight, Delta will offer 28 daily departures from Newark, including an international flight to Amsterdam and 11 daily flights to Atlanta, as well as flights to four other domestic hubs. United has about 400 daily Newark departures including two daily Paris flights. Delta’s SkyTeam partner Air France previously flew Newark-Paris, but dropped the route in March 2012.

From Reuters

Airlines Agree on Plan to Offset Emissions

Global airlines have agreed on a proposal for tackling aircraft emissions in a bid to break international deadlock over an issue that has stoked fears of a carbon trade war. Airlines representing 85 percent of global traffic urged governments to adopt a single market-based system designed to offset growth in their post-2020 emissions against the funding of projects to cut emissions deemed harmful to the environment. The decision is designed to offer governments a basis for negotiation after United Nations talks failed to resolve a stand-off between the European Union and a broad flank of other countries over an issue with cross-border implications. Airlines have been racing to avert a trade war after the European Union suspended an emissions trading scheme for a year to give opponents time to agree on a global system.

Crude Oil and Jet Fuel

Closing Fuel Prices for Monday, June 3

Crude oil was $93.45 a barrel, up $1.48 from the previous day.

Jet fuel price was $115.26 a barrel, up $2.91.

Merger Q&A

Q. Does the merger impact American’s fleet acquisition and fleet retirement plan?

A. American is building toward a more modern fleet, and will continue to do so as we come together with US Airways. American currently has more than 500 new planes scheduled to join the fleet, including continued deliveries of the Boeing 737 family of aircraft and new additions such as the Boeing 777-300ER, the Boeing 787 family of aircraft and the Airbus A320 family of aircraft.

JETWIRE is published by Communications, Editor – Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013 and June 3, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013 and June 3, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.